FILED BY TEXAS INSTRUMENTS INCORPORATED

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12 AND RULE 14d-2(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: SILICON LABORATORIES INC.

COMMISSION FILE NO. 000-29823

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EDITED TRANSCRIPT

TXN.OQ - Texas Instruments Inc and Silicon Labs Acquisition Conference Call

EVENT DATE/TIME: FEBRUARY 04, 2026 / 1:00PM GMT

OVERVIEW:

Company Summary

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FEBRUARY 04, 2026 / 1:00PM, TXN.OQ - Texas Instruments Inc and Silicon Labs Acquisition Conference Call

CORPORATE PARTICIPANTS

Mike Beckman Texas Instruments Inc - Vice President and Head of Investor Relations

Haviv Ilan Texas Instruments Inc - Chairman, President, Chief Executive Officer, Director

Rafael Lizardi Texas Instruments Inc - Chief Financial Officer, Senior Vice President

CONFERENCE CALL PARTICIPANTS

Matt Johnson Silicon Laboratories Inc. - President and Chief Executive Officer

Timothy Arcuri UBS AG - Analyst

Vivek Arya Bofa Merrill Lynch Asset Holdings Inc - Analyst

Matthew Prisco Cantor Fitzgerald LP - Analyst

Joe Quatrochi Wells Fargo Securities LLC - Analyst

James Schneider, Ph.D. Goldman Sachs Group Inc - Analyst

Stacy Rasgon Sanford C Bernstein & Co LLC - Analyst

Chris Caso Wolfe Research LLC - Analyst

PRESENTATION

Mike Beckman - Texas Instruments Inc - Vice President and Head of Investor Relations

Good morning, everyone. Thank you for joining us today to discuss TI’s acquisition of Silicon Labs. I’m Mike Beckman, Head of Investor Relations for Texas Instruments; and I’m joined by TI’s Chairman, President, and Chief Executive Officer, Haviv Ilan; Silicon Labs’ President and Chief Executive Officer, Matt Johnson; and TI’s Chief Financial Officer, Rafael Lizardi.

For any of you who have not yet read the press release, you can find it on our website at ti.com/ir.

This call is being broadcast live over the web and can be accessed through our website. In addition, today’s call is being recorded and will be available via replay on our website along with the complete presentation and transcript for your convenience.

This call will include forward-looking statements, including expectations or predictions of financial and business performance, industry outlook, and timing of completion of the transaction, each of which are based on current expectations and assumptions and that involve risks and uncertainties that could cause TI’s results to differ materially from management’s current expectations. These constitute forward-looking statements within the meaning of the Safe Harbor provisions of the Private Securities Litigation Reform Act. We encourage you to review the notice regarding forward-looking statements contained in the transaction press release published today, as well as TI’s most recent SEC filings for a more complete description.

With that, I’ll now turn the call over to Haviv.

Haviv Ilan - Texas Instruments Inc - Chairman, President, Chief Executive Officer, Director

Thank you, Mike. It is great to be with you all this morning.

Earlier today, we announced an agreement for Texas Instruments to acquire Silicon Labs, a leader in embedded wireless connectivity solutions with a broad portfolio, deep engineering expertise and longstanding customer relationships. This transaction represents an important milestone for our company and accelerates the embedded processing strategy we’ve been executing over the last several years.

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FEBRUARY 04, 2026 / 1:00PM, TXN.OQ - Texas Instruments Inc and Silicon Labs Acquisition Conference Call

As many of you know, Silicon Labs has a strong portfolio in mixed signal solutions and low-power wireless connectivity and has demonstrated double-digit growth in the last decade. By combining Silicon Labs’ wireless connectivity IP and engineering expertise with TI’s internally-owned technology and manufacturing and reach of market channels, TI will enhance its global leadership in embedded wireless connectivity solutions.

I’ll now take a moment to share why this transaction with Silicon Labs is strategically and financially compelling and why now is the right time.

To begin, this transaction enhances our global leadership in embedded wireless connectivity solutions and expands TI’s portfolio with 1,200 additional products that support a variety of wireless connectivity standards. Wireless connectivity is a fast-growing space with more devices getting connected every day. Silicon Labs has a large and diverse customer base and has delivered about 15% revenue CAGR since 2014.

This transaction also utilizes TI’s industry-leading, dependable, low-cost manufacturing capacity to provide customers with greater assurance of supply.

We’ve also found a strong cultural fit. Our teams share the same high-performing culture, and I respect Silicon Labs’ technical expertise, winning spirit and strong results. Together, our teams will deliver cutting-edge products and technologies to meet our customers’ needs.

Finally, from a financial perspective, we expect the transaction to generate compelling annual manufacturing and operational synergies of more than $450 million within three years after close. We expect the transaction to be accretive to earnings per share, excluding transaction-related costs, in the first full year post-close.

TI has a great business model built around four sustainable competitive advantages. As a reminder, TI’s competitive advantages are a strong foundation of manufacturing and technology, a broad portfolio of analog and embedded processing products, the reach of our market channels, and diversity and longevity of our products, markets, and customer positions. The acquisition of Silicon Labs will further strengthen all of TI’s competitive advantages and drive free cash flow per share growth over the long term.

In addition, Silicon Labs’ comprehensive platform, including hardware, software, tools, and services, has earned them a strong reputation in the industry and a loyal customer base. Silicon Labs’ strong engineering culture is expected to further advance TI’s technology leadership.

By combining Silicon Labs’ comprehensive portfolio with TI’s scale and competitive advantages, we will be better positioned to serve more customers and accelerate growth.

I would now like to turn the call over to Matt, who will share more about why this is an exciting opportunity.

Matt Johnson - Silicon Laboratories Inc. - President and Chief Executive Officer

Thanks, Haviv.

It’s great to be here today and have the opportunity to address you all. I share Haviv’s enthusiasm for this transaction and truly believe TI is the ideal partner to accelerate Silicon Labs’ growth. It’s an honor to be combining Silicon Labs with a partner with such a storied place in our industry, and I’d like to thank the entire Silicon Labs team for the sustained execution and dedication that made today’s announcement possible.

Turning to our company for a moment. You’ve heard Haviv say that Silicon Labs has an intense commitment to engineering and innovation, and you can see that in the composition of our team. Approximately 70% of our employees are engineers allocated across software and hardware disciplines.

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FEBRUARY 04, 2026 / 1:00PM, TXN.OQ - Texas Instruments Inc and Silicon Labs Acquisition Conference Call

From my conversations with TI, it’s clear that they deeply value the expertise that Silicon Labs brings to the table and that they’re highly focused on identifying opportunities to scale our operations and optimize our manufacturing processes to better serve new and existing customers.

Our focus on engineering innovative products has earned us a strong reputation in the industry, and we’ve built a loyal customer base, especially across industrial applications. Not only are we proud of the growth we’ve achieved over more than a decade, we’ve also worked hard to build a high-quality revenue base across thousands of customers.

We’ve established diverse and long-lived positions across the industrial market in a broad set of end equipments.

There are significant growth opportunities available, and these will be further enhanced with TI’s dependable and low-cost manufacturing capabilities and extensive reach of channels.

Thank you for the time today. And with that said, I’d like to turn the call back to Haviv.

Haviv Ilan - Texas Instruments Inc - Chairman, President, Chief Executive Officer, Director

Thanks, Matt.

As I said before, Silicon Labs has delivered about 15% revenue CAGR over the past decade. We see additional opportunity for growth as part of TI, supported by increased customer access, manufacturing capacity and cross-sell opportunities.

Silicon Labs’ extensive wireless connectivity portfolio is an important part of the increasingly connected world, where we see secular content growth in areas like industrial automation, medical, and energy infrastructure, just to name a few. With our direct customer relationships, sales force, website and e-commerce capabilities, we believe we can further accelerate growth.

Manufacturing is a key differentiator for TI and is a core value driver for this transaction. Our manufacturing footprint includes low-cost 300mm wafer fabs as well as internal assembly and test capabilities. This footprint will allow us to transfer Silicon Labs’ manufacturing from external foundries and outside assembly and tests into TI facilities, providing their customers with dependable and affordable supply at scale.

Specifically, TI’s defined process technologies are optimized for Silicon Labs’ wireless connectivity portfolio, including our latest 28nm process node.

We expect the transaction to deliver meaningful synergies with efficiencies across TI’s wafer fabs with optimized process technologies, low-cost assembly and test, and our direct market channels. The transaction is expected to drive more than $450 million of annual manufacturing and operational synergies within three years post-close. We expect this transaction to be accretive to TI’s earnings per share, excluding transaction-related costs, in the first full year post-close.

I’ll now turn it over to Rafael to recap the details of the transaction.

Rafael Lizardi - Texas Instruments Inc - Chief Financial Officer, Senior Vice President

Thanks, Haviv. Let me now provide a brief summary of the transaction details.

Silicon Labs’ shareholders will receive $231 per share in cash. We plan to fund the transaction with cash on hand and by raising additional debt. And importantly, we remain committed to our capital return strategy to return 100% of free cash flow to shareholders over time via dividends and share repurchases.

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FEBRUARY 04, 2026 / 1:00PM, TXN.OQ - Texas Instruments Inc and Silicon Labs Acquisition Conference Call

We expect to close in the first half of 2027. The transaction is subject to regulatory approvals, Silicon Labs’ shareholder approval, and other customary closing conditions.

With that, I’ll turn it back over to Haviv.

Haviv Ilan - Texas Instruments Inc - Chairman, President, Chief Executive Officer, Director

Thanks, Rafael.

In closing, this acquisition enhances our global leadership in embedded wireless connectivity solutions. It leverages each company’s strengths to better serve our combined customers and deliver sustained long-term value for TI shareholders.

With that, let me turn it back over to Mike.

Mike Beckman - Texas Instruments Inc - Vice President and Head of Investor Relations

Thanks, Haviv. Operator, you can now open the lines for questions. In order to provide as many of you as possible an opportunity to ask your questions, please limit yourself to a single question. After our response, we’ll provide you with an opportunity for an additional follow-up. Operator?

QUESTIONS AND ANSWERS

Operator

Thank you. We’ll now be conducting a question and answer session. (Operator Instructions) Timothy Arcuri, UBS.

Timothy Arcuri - UBS AG - Analyst

Haviv, you talked about cost synergies. But are there any revenue synergies? I mean, it seems like SLAB has a very diversified customer base. Is there anything unique in the portfolio that’s synergistic with yours that unlocks revenue in your embedded portfolio?

Haviv Ilan - Texas Instruments Inc - Chairman, President, Chief Executive Officer, Director

First, let me answer that what we presented today, the $450 million of synergies by three years after the deal, you can think about 2030 as a good time to think about that. That does not include any revenue synergies.

Just to be fair, I think about how to measure, and I decided I want to run the math without any revenue synergies. Having said that, I think we will see some opportunities based on our very large sales force and TI.com.

A wireless connectivity chip is what we call -- I call an alpha socket, right? This is where customers are making one of the first choices on the board. But once you get that early look and you get selected, there is a great opportunity to cross sell power, the sensing signal chain, et cetera.

So I do believe the synergies are there, and our sales team is tasked to bring them on once we close the deal. But they are not assumed in the financial model.

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FEBRUARY 04, 2026 / 1:00PM, TXN.OQ - Texas Instruments Inc and Silicon Labs Acquisition Conference Call

Mike Beckman - Texas Instruments Inc - Vice President and Head of Investor Relations

Do you have a follow up, Tim?

Timothy Arcuri - UBS AG - Analyst

I do, yeah. I think SLAB has a next generation 22nm process. How will you bring that internally? I think Lehi goes down to 28nm. Thanks a lot.

Haviv Ilan - Texas Instruments Inc - Chairman, President, Chief Executive Officer, Director

Yeah. So let me start first with what we have internally, and then I’ll let Matt talk about their view from their perspective.

First, TI’s is now – 28nm process is now in development. We are starting to see test chips coming out, I would say, the end of last year and more in 2026. I think it’s a great time to offer that technology to the SiLabs engineers immediately after close.

Now, our 28nm process is developed ground up for this type of product. If you think about the memory options, if you think about the way we’ve designed cost versus power versus performance, this is not a logic, I would say, first type of process development task. It’s really done for TI’s MCUs, wireless connectivity solutions, high speed mixed-signal analog, and will serve very well the IP of SiLabs.

I do believe that SiLabs have proved over the years that they’re very capable of moving between fabs. We’ve seen some of these examples during our thorough due diligence, and I’ll let Matt say a few words about that.

Matt Johnson - Silicon Laboratories Inc. - President and Chief Executive Officer

Yeah, sure. Thanks, Haviv. Yeah, I think the way to think of it is, our Series 2 platform is still early days in its life cycle, and we’re pretty experienced there in doing multi-foundry, multi-fab on that platform. And we’re just starting to ramp Series 3, which is already expected to be multi-foundry, multi-fab as well.

What’s key about that is, as Haviv said, what TI has from a manufacturing perspective is extremely attractive to what Silicon Labs does. You have a process technology that’s optimized for the exact type of products we do, which is incredibly exciting.

So I think there’s a tremendous opportunity to port in multiple areas. And given that we develop on a platform, you can port a few devices and really start to impact a lot of volume quickly. So it’s a really awesome combination, and that’s one of the reasons we’re so excited.

Mike Beckman - Texas Instruments Inc - Vice President and Head of Investor Relations

Thanks, Tim. Let’s move on to our next caller, please.

Operator

Vivek Arya, Bank of America.

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FEBRUARY 04, 2026 / 1:00PM, TXN.OQ - Texas Instruments Inc and Silicon Labs Acquisition Conference Call

Vivek Arya - Bofa Merrill Lynch Asset Holdings Inc - Analyst

I think the acquisition is a surprise because the narrative has been that TI prefers catalog analog, and that your Embedded business had been fixed after undergoing for many years. I mean, SiLabs is a great business, but it is not catalog analog. And I imagine there is some level of product overlap in microcontrollers and connectivity.

So the question is, what does SLAB give you that your Embedded business isn’t able to do now or in the next one or two years? And does your internal roadmap get impacted? Are there any dyssynergies that we have to worry about before this deal is able to close?

Haviv Ilan - Texas Instruments Inc - Chairman, President, Chief Executive Officer, Director

Vivek, thanks for the question. Let me say a few words first about our embedded journey. If you go back to maybe 10 years ago, as you remember, Vivek, all of our embedded products were done externally. We were focused more on a big chip type of -- big SOC type of solutions, maybe remnants of our old days of running big SOCs for wireless and also base stations.

We have transitioned this business between 2019 and 2025 tremendously towards a more mixed signal type of business. Think about low-power MCUs with a lot of analog content. Think about real-time control with DSPs and for power conversion or for motor drive and, of course, our radar sensing solutions and wireless connectivity. I look at wireless connectivity as almost a tweener, between analog and embedded. The content, if you look at the die of a solution, it is dominated by a lot of analog, RF, power management, and yes, some digital. This is a great fit to what we are building internally.

If you think about what happened in ‘22 and ‘23, we have acquired the site in Lehi from Micron. We have transitioned it from a memory fab into an analog mixed signal EP fab, really focusing on 65nm and now ramping -- starting to ramp 28nm in terms of R&D and in production by the end of this year.

If you look at the fit of the products, as Matt mentioned before, into that technology, we see a great fit. And we also have now experience of transitioning some of our portfolio from the foundries, mainly in Taiwan into Lehi. We love the yield we’re seeing. We love the throughput we are getting out of the fab. And that’s an asset we never had 10 years ago.

So to me, right now is the perfect time to go and look at more options to add into our portfolio, utilizing our competitive advantages. Specifically, to your wireless connectivity question and the overlap, if at all, look, TI’s wireless connectivity business is growing. It’s going slower than SiLabs, and it’s also focused -- most of the momentum we see right now is coming from the automotive market.

SiLabs’ automotive business is less than 5% of the revenue. They don’t operate in wireless BMS, the car entry, wireless TPS, et cetera; but they have a very strong position in the garage door opener in the car that we don’t do.

If you go to the industrial market, this is where you see a ton of momentum coming from SiLabs. They have done the work to build the stack of chips, software and firmware, application level, to support hundreds of end equipments. And we are very excited about that. This is something that would take TI, I would say, decades to replicate in order to be able to be a leader in this market. I think we could have, but it would have taken too long.

So when you look at the footprint of SiLabs, at 85% of their business in industrial, with such a rich portfolio and software suite and tools that are tailored to each and every application, with a variety of standards that TI does not have, I think it’s a great complementary portfolio.

Mike Beckman - Texas Instruments Inc - Vice President and Head of Investor Relations

Do you have a follow-up, Vivek?

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FEBRUARY 04, 2026 / 1:00PM, TXN.OQ - Texas Instruments Inc and Silicon Labs Acquisition Conference Call

Vivek Arya - Bofa Merrill Lynch Asset Holdings Inc - Analyst

Yes. For my follow-up, just kind of few clarifications. What is the next few milestones from a shareholder or a regulatory perspective that we should keep in mind? And when is the earliest you can get SiLabs products onto your own fabs?

Haviv Ilan - Texas Instruments Inc - Chairman, President, Chief Executive Officer, Director

Yes. So again, when we -- let me start with the second part of the question, Vivek, and I will let Rafael talk a little bit about what we expect in terms of time.

But in terms of the 2030 COGS synergies that you see on the presentation, we have been busy in the last several years transitioning a couple of 6-inch fabs into our own 300 wafer fabs internally. And we have learned what it takes.

Luckily, in the case of SiLabs, we don’t need to move hundreds of dies from one process to another. Actually, we talk about somewhere between 10 and 15 dies, which is actually very efficient. So that work can start immediately after close.

And we believe that our plan presents, I would say, a nominal to conservative time to complete all that work by 2030. My expectation is that we hit the ground running as soon as we can, and we can do it even quicker. But that’s going to be a little bit of upside to the COGS plan we showed you today.

So I expect the team -- and again, during the due diligence work that we’ve done, we see the fit of the platform. And the team is eager to start to work as soon as we can. And I’m expecting us to meet or beat our execution plan. A little bit about the next milestone, Rafael. Anything there?

Rafael Lizardi - Texas Instruments Inc - Chief Financial Officer, Senior Vice President

Yeah, no. So of course, the SiLabs shareholders need to approve this. That should happen within a few months. And then we need regulatory approval from multiple countries, and that’s what takes until about the first half of 2027, as we said during the prepared remarks.

Mike Beckman - Texas Instruments Inc - Vice President and Head of Investor Relations

Thanks, Vivek. Let’s move on to the next caller.

Operator

Joshua Buchalter, TD Cowen.

Unidentified Participant

This is Sam on for Josh. Congrats to both teams on the deal announcement. Building on an earlier question, am I correct in hearing that you’re able to substantially bring the entire portfolio in-house, or are there still going to be some products and processes that will remain at foundry?

Haviv Ilan - Texas Instruments Inc - Chairman, President, Chief Executive Officer, Director

I would say the answer is the vast majority. Think about Series 2 and Series 3. Every company has some very nice, call it, legacy, but very profitable tale of the portfolio. But I would say about 75% of the revenue of 2030 would be moving inside TI. Matt, anything to add there?

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FEBRUARY 04, 2026 / 1:00PM, TXN.OQ - Texas Instruments Inc and Silicon Labs Acquisition Conference Call

Matt Johnson - Silicon Laboratories Inc. - President and Chief Executive Officer

The easy way to think of it is exactly that, and all the growth can move inside quite quickly.

Mike Beckman - Texas Instruments Inc - Vice President and Head of Investor Relations

Sam, do you have a follow-up?

Unidentified Participant

Yes, I do. And then a quick one. Will this change how TI looks at their distribution strategy as it is today, or are we going to operate legacy TI in terms of how you use the channel or don’t use the channel?

Haviv Ilan - Texas Instruments Inc - Chairman, President, Chief Executive Officer, Director

Look, in a high level, Sam, we see the channel as an advantage for the combination of the companies, right? Some of the customers that --and we’ve reviewed, of course, during the due diligence, the customer base of SiLabs, and we are very impressed by it.

But some of the customers there, we support direct, and there is always a benefit, in our opinion, to support customers direct in terms of just the transparency, the information flow, the level of support we can bring in. And of course also, there is a little bit of synergies on the margin that we can take into TI.

All of that is part of the plan. There are customers that continue to be supported for TI and for SiLabs by the disty partners, and I think that will continue. Our main disty partner is continuing to be the plan of record for us moving forward.

Mike Beckman - Texas Instruments Inc - Vice President and Head of Investor Relations

Thanks, Sam. Let’s move on to the next caller, please.

Operator

Matthew Prisco, Cantor Fitzgerald.

Matthew Prisco - Cantor Fitzgerald LP - Analyst

Let me just start. Can you help break down that expected $450 million in manufacturing and operational synergies? How should we think about linearity of that synergy recognition here? Can you offer some more color on the primary drivers?

Haviv Ilan - Texas Instruments Inc - Chairman, President, Chief Executive Officer, Director

Yeah. Again, I think we showed a chart in our presentation. More than 50% of the synergies will come from COGS. And the more you wait, the better it gets. Because by 2030, we don’t complete the entire COGS transition, but I would say most of it. I think by 2031 or 2032, it’s all done. So you can think about this as a growing number in terms of percentages.

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FEBRUARY 04, 2026 / 1:00PM, TXN.OQ - Texas Instruments Inc and Silicon Labs Acquisition Conference Call

Of course, it’s not immediate. We will try to do whatever we can as soon as we can, but it takes time to develop the die, to qualify it, to get the customer approvals and qualifications. As I said before, we have a lot of experience with that.

We’ve done it for two fabs with tens and thousands of customers and hundreds of dies. This effort here is going to be, I believe, more focused -- as I mentioned, 10 to 15 dies.

I would say the OpEx synergies are more immediate. Of course, TI is a very large company. SiLabs doesn’t have the same scale of TI. So there are some natural synergies, obviously, on the SG&A side, but even some of the fixed R&D functions.

If you think about areas like IT and your test team or your process definition or design team, that type of synergy is straightforward, and I think the SiLabs team will enjoy them from day one. I don’t know if that is the color you were looking for.

Matthew Prisco - Cantor Fitzgerald LP - Analyst

That’s perfect. As a follow-up, how should we be thinking about potential for incremental investment required by you guys in the front end to bring SLAB products in-house? Maybe on the back end, how should we be thinking about your capacity to support SLAB needs and potential further investments there?

Haviv Ilan - Texas Instruments Inc - Chairman, President, Chief Executive Officer, Director

Yeah. When we looked at the SiLabs run, it had a pretty good efficiency of revenue per wafer. The cost of wafer is pretty high, but they still have a respectable GPM, I think, above 60% right now.

In terms of the load on our fab, I would say we just absorb it. You would not see material change, if at all, on our CapEx plan in the next five years. That would be my high level answer.

The same is for the assembly and test. Our volumes are well above 10 billion units a quarter, and we’ve looked at the volume of SiLabs. Again, very efficient revenue per pin, we call it, portfolio. That would be easily absorbed in our existing assembly and test facilities.

The packages they use, namely QFN and a little bit of WCSP, we have the internal capacity there. You can imagine or you can model, quote-unquote, zero delta investment from our side.

Mike Beckman - Texas Instruments Inc - Vice President and Head of Investor Relations

Thanks, Matt. Move on to the next caller, please.

Operator

Joe Quatrochi, Wells Fargo.

Joe Quatrochi - Wells Fargo Securities LLC - Analyst

I was wondering if you could maybe just share a little bit more thoughts on just how you think about just the mix of cash and debt that’s required for the deal. Obviously, you’re going to generate a lot of free cash flow between now and deal close, but also talking about committing still 100% of free cash flow to dividends and share repos.

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FEBRUARY 04, 2026 / 1:00PM, TXN.OQ - Texas Instruments Inc and Silicon Labs Acquisition Conference Call

Just any kind of help there in terms of how we should think about that. And maybe, how much cash should we think about you needing to have on the balance sheet?

Rafael Lizardi - Texas Instruments Inc - Chief Financial Officer, Senior Vice President

Yeah, let me take that. First, as we said in the prepared remarks, we’ll use cash on hand and incremental debt right now. While we do that, to answer your second question, we’re committed to continue to return all free cash flow to owners of the company over the long term, as we have been doing for many, many years.

With that combination of things, we’ll issue incremental debt probably in the neighborhood of $7 billion or so. That’ll be a combination of investment-grade bonds and then some corporate -- some commercial paper. And we’ll issue that probably later this year, the investment-grade debt in order to -- and then the commercial paper will be closer to when the deal will close.

I’ll also add that the combined entity is expected to be leveraged neutral within 18 to 24 months post-close.

Mike Beckman - Texas Instruments Inc - Vice President and Head of Investor Relations

Got a follow-up?

Joe Quatrochi - Wells Fargo Securities LLC - Analyst

Yeah, that’s helpful. Maybe just -- you talked about regulatory approval across multiple countries. I assume China is one of those.

Haviv Ilan - Texas Instruments Inc - Chairman, President, Chief Executive Officer, Director

Yes, we expect that to be one of the countries that we’ll have to go through. Our business, as a reminder, in China, headquarter companies, is about 20% of our revenue. I think, Matt, for you guys, it’s a little bit less than 15%.

Matt Johnson - Silicon Laboratories Inc. - President and Chief Executive Officer

Correct.

Haviv Ilan - Texas Instruments Inc - Chairman, President, Chief Executive Officer, Director

And we are planning to go through it. Again, I believe this is something that can also serve our China customers. That allows SiLabs to be competitive across the geographies.

China is always a market that is very -- the cost leadership is very important to succeed there. And I think that our customers in China will value the combination. I do believe that we will get that through. I have high confidence that, as we said, by the first half of 2027, we’ll get that approved.

Mike Beckman - Texas Instruments Inc - Vice President and Head of Investor Relations

Thanks, Joe. We’ll move on to the next caller, please.

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FEBRUARY 04, 2026 / 1:00PM, TXN.OQ - Texas Instruments Inc and Silicon Labs Acquisition Conference Call

Operator

Jim Schneider, Goldman Sachs.

James Schneider, Ph.D. - Goldman Sachs Group Inc - Analyst

I was wondering if -- you already addressed, I think fairly clearly, the synergy you expect from a portfolio perspective with Silicon Labs’ industrial presence in wireless connectivity and what that means to TI. Can you maybe tell or talk about any of the Texas Instruments’ native product portfolio that is going to be particularly synergistic in terms of Silicon Labs’ designs? Think about it the other way around.

Haviv Ilan - Texas Instruments Inc - Chairman, President, Chief Executive Officer, Director

Yeah. Again, as I said before, Jim, if you think about some of the applications that -- we looked at some of the boards that they run. In the center of the board, you will see, I call it, a wireless MCU, right? It’s almost like the -- if you think about the servers, the main chip is the CPU or the GPU.

In many of the applications where SiLabs is playing, the host, the master of the system is that wireless connectivity solution. So for us, it means great news. It gives you -- usually, when customers design a board or a new system, they start with what I call this alpha part. And this alpha part will be the wireless connectivity in many, many applications. I’ll let Matt say a few words about it in a minute.

What we are excited about is everything around. Power management, obviously. Many of the applications are battery-based. There is also battery management that TI is a market leader in. That will be important.

Many times, the wireless solution collects information. So there is a sensing signal chain attached to the wireless MCU. We think that will let us very early look into that and will help us to sell more sockets per board.

In some cases, the wireless connectivity solution behaves like a front end. Then, you need a higher-level process or a higher-performing MCU that can drive that. We have that also in our embedded portfolio.

So overall, I am excited about the cross-selling opportunity. But as I said, to be prudent and not to justify the deal on revenue synergies, it’s currently valued in our Excel sheet at zero. We think it’s going to be much higher.

Maybe, Matt, you can talk a little bit about the applications you are operating and what happens when a customer selects your solution.

Matt Johnson - Silicon Laboratories Inc. - President and Chief Executive Officer

Yeah, absolutely. Just the first thing I would do is reiterate what Haviv said. At Silicon Labs, we have had more opportunity than we can keep up with in the core wireless space for a long time. We have seen a lot of opportunity around the silicon in the areas that were just mentioned, but we had to focus on that one area.

However, there is literally silicon all around that can support and not only support it, but can also, over time, allow further differentiation of the application and solution as well. So there is really something there that we just haven’t been able to get to, but we will be able to do now. That’s exciting.

If you just look across a few example applications, what Haviv said, pick applications that Silicon Labs has talked about historically. Take, in healthcare, continuous glucose monitors, where you have core silicon, but you also have an analog front end that’s right there that’s supporting it. You put those together, you can do something special, and that’s a huge opportunity.

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FEBRUARY 04, 2026 / 1:00PM, TXN.OQ - Texas Instruments Inc and Silicon Labs Acquisition Conference Call

Same in electronic shelf labels. Think of metering, where there’s this position across gas, water, and electric, where if you can combine not only the compute and wireless, but all supporting analog and power management, you have a complete solution for customers, literally.

So there’s quite a bit of excitement around this, and I think we’re just seeing the tip of the iceberg of what’s possible there over time.

Mike Beckman - Texas Instruments Inc - Vice President and Head of Investor Relations

Jim, do you have a follow-up?

James Schneider, Ph.D. - Goldman Sachs Group Inc - Analyst

Yeah, just quickly. To clarify, would you expect to discontinue TI’s organic efforts or product lines in connectivity after the close of this deal?

Haviv Ilan - Texas Instruments Inc - Chairman, President, Chief Executive Officer, Director

No, the short answer is no. Again, the momentum we are building right now is predominantly on the automotive market. This is where we see the highest growth. Our revenue there is about 50% of our overall revenue. Our revenue is lower than SiLabs.

Of course, once we get together, we can attack the industrial market. We say industrial, but we are talking about hundreds of end equipments. Even when I talk with Matt, they themselves cannot attack all of them. So there’s going to be some, I would say, better partitioning to utilize our joint R&D force.

I want to add one more point that I think is very helpful for the synergies. SiLabs has a great software team that has been able to deliver not only the wireless stack, which is the bare minimum, which we do today, they also have a higher level of software that many application builders need.

So you will see again that software suite running in the future on TI’s portfolio. So there is not going to be a shutdown of activities or roadmap items in TI. There’s going to be an acceleration of how we attack this broad market.

Mike Beckman - Texas Instruments Inc - Vice President and Head of Investor Relations

Thanks, Jim. Moving on to our next caller, please.

Operator

Stacy Rasgon, Bernstein Research.

Stacy Rasgon - Sanford C Bernstein & Co LLC - Analyst

For my first one, look, I’m probably characterizing this too harshly, so I apologize in advance. But the signal that I think you’re sending -- and it seems like manufacturing is the key driver of this. So the signal that seems to be emerging for this is we built all this capacity. We thought we could fill it. We can’t fill it, and so we’re buying stuff to fill it.

So I guess, why is that not a fair characterization, number one? And number two, SLAB isn’t actually that big. So maybe that’s the answer, they can’t fill it. But I mean, should we be expecting more deals like this to leverage the capacity footprint that you have?

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FEBRUARY 04, 2026 / 1:00PM, TXN.OQ - Texas Instruments Inc and Silicon Labs Acquisition Conference Call

Haviv Ilan - Texas Instruments Inc - Chairman, President, Chief Executive Officer, Director

I think you’ve answered it in your question. That’s not going to move the needle anyhow, Stacy. I think the reason we buy SiLabs is their position and their portfolio.

And if you look at our pitch -- I don’t know if you had the chance to look at the beginning of today’s call -- that’s what drove the excitement. That’s what drove the enthusiasm of us going after this asset.

I will say that every deal has to make sense financially, and the reason it does is mainly built on COGS. But that’s not the reason we are doing this. As you said, in terms of wafers per day versus our overall footprint, because SiLabs has such a high-performing, lucrative margin of revenue per wafer, it doesn’t move the needle.

But I do believe, and I’ll let Rafael comment here, that every deal has to make sense financially. And we are happy that our synergies are built on tangible -- we have an exact plan, die by die, how we are going to do it in the next coming years.

I think that’s very important. Many times, deals are justified on revenue synergies that are harder to measure. I think the fact that we can do it in a very tangible way is very important.

Stacy Rasgon - Sanford C Bernstein & Co LLC - Analyst

This is not a test case, is what you’re saying?

Haviv Ilan - Texas Instruments Inc - Chairman, President, Chief Executive Officer, Director

Say that again, Stacy?

Stacy Rasgon - Sanford C Bernstein & Co LLC - Analyst

I said, this is not a test case?

Haviv Ilan - Texas Instruments Inc - Chairman, President, Chief Executive Officer, Director

No. I’ve been looking at SiLabs for many, many years. I think we were not ready internally, based on our execution plan on Embedded, to go after it.

But then I think about our embedded portfolio, Stacy, and I always mention low-power MCU. I mention real-time control. I mention wireless connectivity. I mention radar systems.

I want to be a leader. TI should be a leader over the long term in all areas. We got to the conclusion that the best way to be a leader in wireless connectivity is with this asset, and I think we will certainly be once the deal closes.

In terms of real-time control, I think we are heading there. We’re seeing a ton of momentum on our DSPs, on power conversion and motor control. In terms of radar, I think we are on our way to be there as well. It’s just going to take several more years.

The last point -- and you say it’s not a test case, maybe you are alluding to MCUs. I think MCUs in general are harder to bring in. When you look at an MCU company, you look at tens of different architectures, probably thousands, if not tens of thousands of dies.

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FEBRUARY 04, 2026 / 1:00PM, TXN.OQ - Texas Instruments Inc and Silicon Labs Acquisition Conference Call

When I talk with Amichai and the team, this one we’ll have to do organically, and it’s going to take time. But we plan to be a leader in the low-power MCU market. I think we will do it organically rather than inorganically, because doing it inorganically is, I think, impossible.

So hopefully, that gives you a little bit more color on the way we think about our future, Stacy.

Mike Beckman - Texas Instruments Inc - Vice President and Head of Investor Relations

Stacy, thanks for the questions. Moving on to the next caller and our last caller for the call today.

Operator

Chris Caso, Wolfe Research. Your line is now live.

Chris Caso - Wolfe Research LLC - Analyst

Rafael, just one quick clarification for you on something you said earlier. If the plan is to borrow $7 billion against the deal, then is it right to conclude that this transaction wouldn’t really affect TI’s buyback in terms of cash return to investors?

Rafael Lizardi - Texas Instruments Inc - Chief Financial Officer, Senior Vice President

No, it will not. We’ll continue to return all free cash flow to owners through dividends and buybacks over time. What the deal does is that we issue the debt in order to fund the deal. That way, the free cash flow stays available to return.

And of course, this deal makes sense financially. So over time, we’re going to grow free cash flow. We’re going to accelerate the growth of free cash flow versus a standalone basis. So then we’ll have more free cash flow to return to the owners of the company.

Haviv Ilan - Texas Instruments Inc - Chairman, President, Chief Executive Officer, Director

I think that’s a very important point I just want to reiterate because that’s how we review the deal with the board. When we look at 2030, for example, of TI’s free cash flow with and without SiLabs, it’s obvious that our free cash flow per share will be higher with SiLabs. Moreover, we will have a great portfolio and leadership in wireless connectivity. So that combination is a very attractive one.

Mike Beckman - Texas Instruments Inc - Vice President and Head of Investor Relations

Chris, do you have a follow-up?

Chris Caso - Wolfe Research LLC - Analyst

I do. Just pointing out that this is the first significant acquisition that TI has made since National Semiconductor, which was a while ago. Perhaps you could just talk about how the philosophy has changed here with regard to M&A. How are you thinking about that going forward? And what’s changed in TI’s thinking? Was it particularly Silicon Labs, or is it perhaps a rethink in TI’s position in M&A in general?

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FEBRUARY 04, 2026 / 1:00PM, TXN.OQ - Texas Instruments Inc and Silicon Labs Acquisition Conference Call

Haviv Ilan - Texas Instruments Inc - Chairman, President, Chief Executive Officer, Director

The short answer is no, no change. We always talked about analog and mixed signal as the target. I explained why we think an MCU portfolio is very hard to bring in because it’s usually so diverse and dispersed among architectures and software suites. It’s very, very hard to achieve the efficiency of the synergy when you bring it in.

As I said, wireless connectivity or SiLabs, we land at our Embedded Processing organization. But I see it as a tweener between analog and embedded. It’s really a mixed signal solution. Very diverse customer base on a very diverse set of applications on a very efficient die base. This is why we like the deal here, and this is why we’ll continue to look at the future deal with the same criteria that we’ve looked at in the last 10 years.

Mike Beckman - Texas Instruments Inc - Vice President and Head of Investor Relations

Chris, thank you for the questions, and thank you all for joining us today. A replay of this call will be available on our website as well as the slides that were used on this call. With that, have a great day.

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In connection with the proposed transaction, Silicon Labs plans to file a proxy statement with the Securities and Exchange Commission (“SEC”) with respect to a special meeting of stockholders for purposes of obtaining stockholder approval of the proposed transaction. STOCKHOLDERS OF SILICON LABS ARE URGED TO READ THE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN) AND OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE PROPOSED TRANSACTION THAT SILICON LABS WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Stockholders and investors will be able to obtain free copies of the proxy statement and other relevant materials (when available) and other documents filed by Silicon Labs at the SEC’s website at www.sec.gov. Copies of the proxy statement (when available) and the filings that will be incorporated by reference therein may also be obtained, without charge, by contacting Silicon Labs’ Investor Relations at investor.relations@silabs.com or (512) 416-8500.

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